SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated November 25, 2014.

MATERIAL FACT

Banco Santander announces that, during the meeting held today, its Board has appointed José Antonio Álvarez as Chief Executive Officer replacing Javier Marín.

The Board has also approved the following appointments:

•    Bruce Carnegie-Brown, as first Vice Chairman and lead independent director of the Board;

•    Sol Daurella and Carlos Fernández as independent Board directors;

•    Rodrigo Echenique, a current non-executive Board Member, as Vice Chairman.

The three new independent directors will fill the vacancies left by the death of Emilio Botín and the resignation of Fernando de Asúa and Abel Matutes.

As a result of the appointment of Mr. Álvarez, other changes in senior management positions have been made, taking into account internal executives.

José García Cantera, currently global head of the Santander Global Banking and Markets division will substitute José Antonio Álvarez as Chief Financial Officer. Jacques Ripoll, currently head of Global Wholesale Banking in Santander UK, will replace José García Cantera.

These appointments will take effect from 1 January 2015 and are subject to regulatory approvals

Boadilla del Monte (Madrid), November 25, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 25, 2014	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President